PACIFIC BOOKER MINERALS INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS (FORM 51-102F1)

For the three month period ended April 30, 2026

Dated:  June 22, 2026

The selected financial information set out below and certain comments which follow are based on and derived from the interim financial statements of Pacific Booker Minerals Inc. (the "Company" or "Pacific Booker" or “PBM”) for the three months ended April 30, 2026 and from the audited financial statements for the year ended January 31, 2026 and should be read in conjunction with them.  Additional information relating to the Company is available on SEDAR+ at www.sedarplus.ca/.

Overview

Pacific Booker Minerals Inc. is a Canadian natural resource exploration company which is in the advanced stage of exploration of the Morrison deposit, a porphyry copper/gold/molybdenum ore body, located 35 km north of Granisle, BC and situated within the Babine Lake Porphyry Copper Belt.  The Company is proposing an open-pit mining and milling operation for the production of copper/gold/silver concentrate and molybdenum concentrate.  The Company is a reporting issuer in Alberta and British Columbia and trades on the TSX Venture Exchange under the symbol “BKM”.  The shares were listed on the NYSE MKT Equities Exchange under the symbol “PBM” until the voluntary delisting on April 29, 2016.

Overall Performance

Years of science-based study performed by qualified professionals in a number of scientific disciplines determined that the Morrison Copper/Gold Project could be constructed, operated and decommissioned without significant adverse effects on the local environment.

PBM is proposing a project that uses unprecedented measures to be protective of the environment and is committed to constructing and operating the Morrison mine in compliance with industry best practices, using proven technology and in full compliance with all permit requirements.

For the three months ended April 30, 2026

Project related activities

Late in February and continuing in March 2026, PBM noticed that our lines of communication with our Lake Babine Nation ("LBN") contacts had gone silent.  Comments were made by some LBN members to PBM's consultant that they were not to talk to PBM.  At that time, no reason was given.

On April 14th, American Eagle Gold Corp ("AEG") initiated a Hostile Take-Over Bid("TOB").  A Special Committee of independent directors was formed to advise the Board in relation to the Bid. The Special Committee has unanimously determined that the Bid fails to recognize the value of the Morrison project.  PBM has responded by recommending to the shareholders that they reject the Bid.

PBM has engaged RCI Capital as financial advisor, Bennett Jones LLP as legal counsel and Laurel Hill Advisory Group as strategic shareholder advisor and information agent.

PBM Board has formed a Special Committee of independent directors to advise the Board in relation to the Hostile Bid.  A new director, Jonathan McCullough, has been added to the board.

Recording was done in April and the Morrison claim is in good standing until May 25, 2027.

Outlook for 2026/27

PBM originally announced on April 30th, a $3M Private Placement to fund the defense against the AEG take over, to run a strategic review and produce a Preliminary Economic Assessment for the Morrison Project.  On June 10th, PBM announced that it would not be proceeding with the private placement announced on April 30th and that it intends to undertake a non-brokered private placement to raise approx. $4M.

In response to the TOB, PBM formed an independent Special Committee for advice. The Committee recommended an Independent Fairness Opinion of the offer made.  INFOR Financial Inc. was engaged.  INFOR’s opinion was that, as of May 2026, the consideration to be received pursuant to the unsolicited offer was inadequate, from a financial point of view.  A copy of that letter can be found on the reports page of the PBM website.

On June 5th, AEG terminated its unsolicited TOB effective immediately.

PBM continued with the strategic review process, starting with an agreement with Tetra Tech Canada Inc. to assist PBM with the retrieval, organization and review of historical technical information and project data.  A conceptual-level economic assessment based on that historical information will be prepared.  PBM expects that the results of this engagement may form the basis for the preparation of a future Preliminary Economic Assessment.

PBM established a Technical Advisory Board (“TAB”), designed to enhance independent technical oversight, strengthen the advancement of technical work programs, and provide specialized expertise and strengthening the Company’s internal and external technical review capacity.

As well as the strategic review of the Morrison project, PBM, at the recommendation of the Special Committee and under the guidance of RCI Capital, is evaluating a broad range of options, including but not limited to;

-remain independent and pursue a stand-alone strategy

-sale of the Morrison project or PBM itself.

-sale of a controlling interest or joint venture arrangement of the project or PBM.

-a strategic investment, financing or partnership transaction, or other value-maximizing alternatives

The Company’s current share capital is approx. 19.9 million shares fully diluted including 250,000 common shares to be issued to Glencore LC (formerly Noranda, Falconbridge, Xstrata) upon the start of commercial production as part of the purchase agreement.

Results of Operations

A significant expense on the Statement of Net Loss and Comprehensive Loss is the recording of the option based payments and the offsetting contributed surplus in equity.  As a non-cash transaction, it has no impact on the working capital of the Company.  This calculation creates a cost of granting options to Eligible Persons.  The cost is added to our operating expenses with a corresponding increase in the Company’s equity.  The option based payment expense is allocated, in proportion to the number of options granted, to our operating expense accounts.

IFRS Accounting Standards (“IFRS”) require that our current office lease is reported differently than the past.  PBM must show an asset for the Right of Use.  That asset will depreciate on a straight-line basis over the life of the lease.  It also requires the corresponding liability which has a deemed interest percentage factored in.  This only applies to the lease payments made and not the operating expenses.

For the three month period ended April 30, 2026 compared with April 30, 2025

The option based payment expense for the period was allocated to the accounts for Consulting fees $nil (2025 - $nil), Directors fees $nil (2025 - $nil), Investor relations fees $nil (2025 - $nil) and Professional fees $50,194 (2025 - $nil).  These amounts total $50,194 for the 2026 period compared to $nil for the 2025 period.  If the option based payment amounts were removed from the operating loss, the loss would show as $299,226 for the 2026 period compared to $78,438 for the 2025 period.  The difference between these two periods was $220,788, with 2026 higher.  The largest amount difference was in Professional fees which were higher in the 2026 period by $111,609 mostly due to legal fees in response to the TOB defense.  The next largest amount difference was in Consulting Fees which was higher in the 2026 period by $100,000 representing the retainer for Laurel Hill Advisory Group as strategic shareholder advisor in response to the TOB.  The next largest amount difference was in Office and miscellaneous which was higher in the 2026 period by $6,128 due to the costs for shareholder lists for the proxy fight and an upgrade to the accounting software.  The next largest amount difference was in Directors Fees which were higher in the 2026 period by $3,500 due to the extra meetings in response to the TOB.  The next largest amount difference was in Filing and Transfer Agent fees which be higher in the 2026 period by $2,911, due to the additional news releases required and a higher fee from the TSX-V.  The next largest amount difference was in Travel which was lower in the 2026 period by $1,466 mostly due to the travel expenses relating to a meeting with the LBN Chief in 2025.    The other expenses were less than $1,000 (plus or minus) of the 2025 period amounts with the difference noted as follows:  Depreciation (lower by $477), Foreign exchange loss/gain (a loss of $510 in 2025 compared to a gain of $21 in 2026 for a decrease in the loss of $531), Office lease & rental costs (lower by $778), Shareholder information and promotion (lower by $168), Telephone (lower by $12), and Finance Income (lower by $72).

During the 2026 period, the Company incurred $31,868 in expenditures on the Morrison property compared to $nil in the 2025 period.

At the beginning of the period, the cash held was $49,386 (2025 - $53,436).  Cash provided by operations was $145,212 (2025 - $10,642 used in).  Cash used to make lease payments was $11,812 (2025 - $11,655).  Cash used to fund exploration activities was $22,613 (2025 - $48).  The net change in cash for the period was an increase of $110,787 (2025 - $22,345 decrease) leaving the Company holding $160,173 (2025 - $31,091) in cash at the end of the period.

Liquidity

The Company does not yet have a producing mineral property.  The Company’s only source of funds has been from sale of common shares and some revenue from reclamation bond interest.  The exploration and development of mineral deposits involve significant risks including commodity prices, project financing, permits and licenses from various agencies in the Province of British Columbia and local political and economic developments.

The Company’s financial instruments consist of cash, reclamation deposits, accounts payable and accrued liabilities and amounts owing to related parties.  It is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from its financial instruments.

At the end of the fiscal year 2026, the Company reported a net loss of $918,474 ($0.05 per share) compared to a net loss of $633,173 ($0.04 per share) for the year ended January 31, 2025.

Pacific Booker has signed a lease for the rental premise in which the Company’s head office operates.  It is a standard rental lease which expires on January 31, 2027 and allows for an early termination of the lease after 18 months.  Details on the financial obligations are detailed in our annual financial statements (Note 7)

Off-Balance Sheet Arrangements

The Company has one off Balance Sheet arrangement with Glencore LC (originally Noranda Mining and Exploration Inc, which was subsequently acquired by Falconbridge Limited, which was subsequently acquired by Xstrata LP, which was subsequently acquired by Glencore) for 250,000 shares to be issued on commencement of commercial production on the Morrison property.  The details on this transaction are disclosed in our interim and annual financial statements (Note 5).

The Company has signed an agreement with a hunting lodge in the area of the project, which, conditional on the receipt of applicable permits and licences, requires the Company to pay $100,000 (plus sales tax if required) as full and final compensation for any loss of business which the lodge may suffer in connection with the construction, development and overall operation of the mine.  This payment is required to be made three months prior to commencement of construction.

Related Party Transactions

Related party transactions were made for services provided in the course of normal business operations with a director and an officer of the Company.

•to John Plourde, a PBM director, for shareholder relations and financing duties, in the amount of $33,000 (2025 - $33,000) for the quarter.

•to Ruth Swan, a PBM officer, for accounting and management services, in the amount of $10,225 (2025 - $7,813) for the quarter.

There are no ongoing contractual or other commitments resulting from the transactions.  Fees for these services amounted to $43,225 (2025 - $40,813) for the current quarter.

Also, payments were made to our independent directors for attendance at board and committee meetings.  Fees for this amounted to $5,000 (2025 - $1,500) for the current quarter.

Proposed Transactions

The Company does not have any proposed transactions planned, with the exception of continued funding arrangements.

Accounting Estimates and changes in policies

The Company has detailed its material accounting policies in Note 3 of the annual financial statements.

Forward Looking Statements

This discussion does not include any forward-looking statements of a material nature in respect to the Company’s strategies.  The discussion following the heading “Outlook for 2026/27” does include a statement of future intent.  The discussion following the heading “Off-Balance Sheet Arrangements” discloses future obligations.  The Company will update or revise these forward-looking statements when and/or if there is a change in intent or future obligations.

Selected Annual Information

The following summary information has been taken from the financial statements of Pacific Booker Minerals Inc., which have been prepared in accordance with IFRS Accounting Standards.  The figures reported are all in Canadian dollars.

The following table shows the total revenue (Finance income), the loss from our financial statements, total assets, and total long term liabilities for each of the three most recently completed financial years.

For the year ended	Total Assets	Total Long-term Liabilities	Total Revenue	Net Loss
				Total	Per Share
January 31, 2024	$705,731	$-	$$2,408	$523,905	$0.03
January 31, 2025	$764,794	$44,317	$$3,569	$633,173	$0.04
January 31, 2026	$826,150	$-	$$3,363	$918,474	$0.05

Summary of Quarterly Results

The following summary information has been taken from the financial statements of Pacific Booker Minerals Inc., which have been prepared in accordance IFRS Accounting Standards.  The figures reported are all in Canadian dollars.  US dollar amounts held as US dollars are converted into Canadian dollars at current exchange rates until actually converted into Canadian dollars, at which time the actual amount received is recorded.  Any gains or losses from the exchange of currencies are reported on the Statement of Comprehensive Loss for the company in the current period.

The following table shows the total revenue (Finance income), the loss from our financial statements (cost of operating expenses, etc) before any unusual items, and the total loss and loss per share for each three month period for the last eight quarters.  The second table following shows the same items on an accumulating basis per fiscal year.

For the three months ended	Total Revenue	Loss before other items	Net Loss
			Total	Per Share
July 31, 2024	$-	$216,726	$216,726	$0.01
October 31, 2024	$-	$92,624	$92,624	$0.00
January 31, 2025	$3,369	$233,237	$229,868	$0.02
April 30, 2025	$178	$78,616	$78,438	$0.00
July 31, 2025	$-	$516,163	$516,163	$0.04
October 31, 2025	$-	$66,844	$66,844	$0.00
January 31, 2026	$3,185	$260,214	$257,029	$0.01
April 30, 2026	$106	$349,526	$349,420	$0.02

For the period ended	Total Revenue	Loss before other items	Net Loss
			Total	Per Share
for the 6 month period ended July 31, 2024	$200	$310,881	$310,681	$$0.02
for the 9 month period ended October 31, 2024	$200	$403,505	$403,305	$$0.02
for the year ended January 31, 2025	$3,569	$636,742	$633,173	$$0.04
for the 3 month period ended April 30, 2025	$178	$78,616	$78,438	$$0.00
for the 6 month period ended July 31, 2025	$178	$594,779	$594,601	$$0.04
for the 9 month period ended October 31, 2025	$178	$661,623	$661,445	$$0.04
for the year ended January 31, 2026	$3,363	$921,837	$918,474	$$0.05
for the 3 month period ended April 30, 2026	$106	$349,526	$349,420	$$0.02

Additional Disclosure for Venture Issuers

Mineral Property Interests

The following tables show the cost (impairment allowance or write off) of acquisition payments for the Morrison claim for each of the last eight quarters.

	Acquisition	Impairment Allowance	Total
As at April 30, 2024	$ 4,832,500	$ (4,832,500)	$ -
to July 31, 2024	-	-	-
to October 31, 2024	-	-	-
to January 31, 2025	-	-	-
As at January 31, 2025	$ 4,832,500	$ (4,832,500)	$ -
to April 30, 2025	-	-	-
to July 31, 2025	-	-	-
to October 31, 2025	-	-	-
to January 31, 2026	-	-	-
As at January 31, 2026	$ 4,832,500	$ (4,832,500)	$ -
to April 30, 2026	-	-	-
As at April 30, 2026	$ 4,832,500	$ (4,832,500)	$ -

An impairment allowance was recorded effective as at January 31, 2022 on the basis of the refusal by the BC Government to grant an Environmental Assessment certificate in February 2022.  The Company was unable to demonstrate that a new application for the EAC would be successful or that the accumulated costs would be recoverable by a sale of the assets.  The impairment charge recorded is based solely on the lack of available objective evidence that would support an alternative estimate of fair value in respect to the property interest.

During the prior fiscal years, the Company has re-commenced capitalizing current exploration and evaluation costs incurred on the project on the basis of a judgement that these are clearly immaterial in relation to the impairment charge taken during the 2022 fiscal year, and in the context of the inherent uncertainty associated with the project's current fair value.  On this basis, management is of the view that, as at April 30, 2026, no impairment indicators apply specifically in respect to the current carrying value of the property.

Deferred Exploration & evaluation expenditures

The table following shows the exploration expenditures or (impairment allowance or write-offs) for each of the last eight quarters on a per claim basis.

	Morrison	Grants / Tax Credits	Impairment Allowance	Total
As at April 30, 2024	$ 26,298,758	$ (859,434)	$ (25,004,416)	$ 434,908
to July 31, 2024	19,890	-	-	19,890
to October 31, 2024	6,354	-	-	6,354
to January 31, 2025	-	-	-	-
As at January 31, 2025	$ 26,325,002	$ (859,434)	$ (25,004,416)	$ 461,152
to April 30, 2025	-	-	-	-
to July 31, 2025	26,957	-	-	26,957
to October 31, 2025	26,428	-	-	26,428
to January 31, 2026	52,864	-	-	52,864
As at January 31, 2026	$ 26,431,251	$ (859,434)	$ (25,004,416)	$ 567,401
to April 30, 2026	31,868	-	-	31,868
As at April 30, 2026	$ 26,463,119	$ (859,434)	$ (25,004,416)	$ 599,269

Equity

The table following shows the change in capital stock and net operating expenses for each three month period and the accumulated operating deficit and total equity for the last eight quarters.

	Capital Stock	Subscriptions Received	Contributed Surplus	Operating Loss	Deficit ending	Total Equity
As at April 30, 2024	$ 54,452,511	$ -	$ 22,241,883	$93,955	$ 76,447,555	$246,839
to July 31, 2024	-	-	97,708	216,726	76,664,281	127,821
to October 31, 2024	-	-	-	92,624	76,756,905	35,197
to January 31, 2025	-	-	125,676	229,868	76,986,773	(68,995)
As at January 31, 2025	$ 54,452,511	$ -	$ 22,465,267	$633,173	$ 76,986,773	$(68,995)
to April 30, 2025	-	-	-	78,438	77,065,211	(147,433)
to July 31, 2025	-	-	417,420	516,163	77,581,374	(246,176)
to October 31, 2025	-	-	-	66,844	77,648,218	(313,020)
to January 31, 2026	-	-	172,331	257,029	77,905,247	(397,718)
As at January 31, 2026	$ 54,452,511	$ -	$ 23,055,018	$918,474	$ 77,905,247	$(397,718)
to April 30, 2026	-	-	50,194	349,420	78,254,667	(696,944)
As at April 30, 2026	$ 54,452,511	$ -	$ 23,105,212	$349,420	$ 78,254,667	$(696,944)

Disclosure of outstanding share data

Details of our share transactions for the period and a listing of our outstanding options and warrants can be found in Note 8 of our financial statements.  Subsequent to the end of the period, 100,000 options at an exercise price of $2.00 expired unexercised, 148,000 options at an exercise price of $1.00 expired unexercised, 392,000 options at an exercise price of $1.30 expired unexercised.  Also 250,000 options at an exercise price of $3.00 were surrendered.  The Company granted 100,000 options at an exercise price of $2.00 per share for an exercise period of 1 year and 250,000 options were granted at an exercise price of $2.80 for a period of 3 years.  From the exercise of option grants, 20,000 shares were issued at a price of $1.00 per share, and 308,000 shares were issued at a price of $1.30 per share.

Option Transactions:
Date	details	Exercise Price	Expiry date	# of shares	Total
April 30, 2026	total outstanding				3,363,000
May 1, 2026	options surrendered	$ 3.00	November 13, 2026	-250,000	3,113,000
May 1, 2026	options granted	$ 2.80	May 1, 2029	250,000	3,363,000
May 9, 2026	options expired	$ 1.00	May 9, 2026	-148,000	3,215,000
May 9, 2026	options exercised	$ 1.00	May 9, 2026	-20,000	3,195,000
May 12, 2026	options expired	$ 1.30	May 12, 2026	-392,000	2,803,000
May 12, 2026	options exercised	$ 1.30	May 12, 2026	-308,000	2,495,000
June 8, 2026	options exercised	$ 1.50	November 22, 2027	-30,000	2,465,000

Share Transactions:
Date	details	Exercise Price	# of shares	Total
April 30, 2026	total outstanding			16,816,969
May 11, 2026	from options exercised	$ 1.00	20,000	16,836,969
May 13, 2026	from options exercised	$ 1.30	308,000	17,144,969
June 8, 2026	from options exercised	$ 1.50	30,000	17,174,969

Project History

Exploration

The Morrison Lake area was first explored for minerals in the early 1960’s.  Regional stream sediment sampling in 1962 by Noranda Exploration Ltd. ("Noranda") led to the discovery of the Morrison deposit in 1963.

Between 1963 and 1973, Noranda conducted exploration at Morrison.  By 1968, a sub-economic copper deposit had been outlined at Morrison that consisted of two zones.  The zones are immediately northwest and southeast of a small central pond, and their positions correspond closely to strong geochemical and magnetic anomalies.  Geological mapping done in 1963 and 1967 indicated the possibility that the two zones might be part of a single faulted deposit.  Drilling in 1970 to test the central areas succeeded in joining the portions of the faulted copper zone.  Noranda drilled 95 diamond drill holes totaling 13,893 meters.

Following the completion of the 1973 drill program, Noranda conducted no further field work at Morrison.  Pit design studies were conducted in 1988 and 1990 in order to determine if the deposit could economically supply feed to the operating mill at its Bell Mine located approximately 15 kilometers south.  Noranda determined that the deposit would not be economical to mine and process at Bell at that time.

PBM obtained, (and subsequently completed) an option from Noranda whereby PBM earned an initial 50% interest in the claims upon the expenditure of $2,600,000 on exploration over five years and delivery of a bankable feasibility study.

PBM initiated Phase I exploration shortly after finalizing the option agreement.  Work including a property wide geochemical survey, trenching, mapping, and diamond drilling was conducted from 1997 to July 2000. Eleven diamond drill holes of large size NQ core totaling 3,818 meters were used to confirm and validate Noranda’s previous work as well as to test and define the mineralization at depth.  Based upon the results of the Phase 1 program, PBM initiated Phase 2 of exploration, which included the drilling of 13 additional diamond drill holes totaling 3,181 meters in order define the configuration and potential economic limits of the deposit.  PBM completed an IP survey over the northwest sector of the deposit area to search for possible extensions to the known deposit and to possibly define the boundary between the copper zone and the pyrite halo.

In 2001, PBM initiated Phase III exploration at Morrison.  The program was designed to delineate the deposit both laterally and to depth by completing a series of diamond drill holes at 60-meter centers.  The program was also designed to determine the copper and gold distribution of the deposit and identify potentially higher grade zones of mineralization in order to complete a resource study of the deposit and provide data for a full feasibility study.  From June 2001 to July 2002, PBM drilled 58 holes totaling 15,284 meters.  The Phase III drill program totaled 82 holes of about 23,000 meters which succeeded in substantially delineating the Morrison deposit.

PBM engaged SNC Lavalin to prepare a scoping study for Morrison which included a geostatistical block model and a resource estimate.  Snowden Mining Industry Consultants of Vancouver, British Columbia was engaged to incorporate SNC’s work into generating optimized pit designs and manual geological polygonal block models for further developing resource estimates for the Morrison deposit.  The work was completed and the report delivered early May 2003.  In December 2003, PBM engaged Beacon Hill Consultants to prepare a full feasibility study on the Morrison project.

In April 2004, the Company announced that it had signed a purchase agreement with Noranda on the Morrison property whereby PBM can acquire a 100% interest in the property by paying Noranda $3,500,000 cash over 36 months and issuing to Noranda 250,000 common shares and 250,000 warrants, as well as 250,000 additional common shares upon commencement of commercial production. PBM’s final cash payment of $1,500,000 was due to Falconbridge Ltd., the successor company to Noranda, on or before April 17, 2007.  In September 2006, the final cash payment was made to Falconbridge, less a $50,000 discount for early payment.

Fieldwork resumed in January 2005 after a winter break. 4 large (PQ) diameter drill holes totaling 700 meters were drilled as part of the metallurgical test program.  These holes were twinned from smaller holes drilled between 1998 and 2002 and were designed to obtain representative bulk samples of potential mill feed material.  Process Research Associates was retained to conduct the material test program including comminution and flotation tests on these samples in order to determine an optimal ore treatment process.  The test work indicated the metallurgy of the deposit was relatively straightforward and used to construct a metallurgical database as part of the criteria to determine potential mining and resource estimates.

A drill program was completed during the winter of 2005 to finalize ore delineation and to determine geo-technical criteria for the design of the pit.  A geotechnical investigations program was completed on the proposed open pit.  The main purpose of the site investigation program was to collect the geotechnical information for the open pit slope design for the feasibility study.

The geotechnical drill program commenced on the proposed waste management site and plant site included drilling 14 short geotechnical and condemnation drill holes, and 35 test pits.  The purpose of the drill holes is to test the foundations of the waste retaining dam, to test the foundations for the plant site, and to monitor ground water.

During 2006, work continued on the full Feasibility Study, including work on the Open Pit Optimization, Open Pit Geo-technical investigations, Open Pit Slope Design, Waste Management Site and Plant Site Geo-technical Investigations, Geo-chemical analysis of samples for Acid Base Accounting and assaying of samples for molybdenum, metallurgical (grindability) testing, continued to develop the Decommissioning, Reclamation, and Closure Plan and continued work to complete an NI 43-101 compliant Resource Estimate.

In April 2007, the updated Resource Estimate for the Morrison project was completed by Geosim Services Ltd. and filed.

In 2007, a Geotechnical and Hydrogeology Drill program was completed, with 15 geotechnical and 16 water monitoring holes drilled in the proposed impoundment area, the open pit, and the plant site.  Wardrop Engineering completed a Trade-off Study to evaluate the application of High Pressure Grinding Rolls (“HGPR”) as an alternative technology to the conventional semi-autogenous milling process.  The Study results indicated the application of HPGR would result in significant operating costs savings.  As a result, HGPR was incorporated into the project design.  Floatation and grinding test work was completed by SGS Canada.

In 2009, a positive Feasibility Study, completed by Wardrop Engineering Ltd., was released by PBM for the Morrison Copper/Gold Project.  The study described the scope, design and financial viability of a conventional open pit mine with a 30,000 tonnes per day mill with a 21 year mine life.  The mineral reserve estimates have been prepared and classified in accordance with CIM Classification established under National Instrument 43-101 of the Canadian Securities Administrators.

From January to March 2010, PBM completed a drill program around the perimeter of the proposed open pit in order to better characterize the Acid Rock Drainage and Metal Leaching ("ML-ARD") potential of waste rock and pit walls.  The hydraulic conductivity of the rock and faults was also tested and the geotechnical characteristics of the rock observed.

In September and October 2010, field work continued:  sampling ARD cubes and barrels, checking meteorological station & downloading data; Water Quality sampling (Morrison Lake, Booker Lake and other streams); Nakinilerak Lake sampling; investigation regarding Harmful Alteration, Disruption or Destruction of fish habitat and a Fish Habitat Compensation Plan.

The LBN completed a Salmon Spawning Survey in October/November 2010 and also completed a study with respect to relocating the Overburden Stockpile from Morrison Point as it was considered to be a barrier to wildlife migration, potentially too close to Morrison Lake with the potential to contribute dust and drainage to the lake which would impact salmon spawning.  As a result, the Overburden Stockpile was relocated inland 700 meters from Morrison Lake.

In 2011, Field work for baseline Water Quality sampling of Nakinilerak and Morrison lakes and project streams continued.  PBM received a report from LBN on Salmon Spawning.  Scoping of moose & mule deer survey was completed.  In September 2011, a field program was conducted to obtain additional baseline fisheries, benthics, zooplankton and phytoplankton, water quality, hydrology, groundwater, and meteorology data from Morrison Lake, Nakinilerak Lake, streams and rivers.

Between May 2016 to May 2017, PBM completed a full year of water monitoring work on Morrison Lake.  In addition to collecting continuous temperature data, profiles were collected regarding specific conductivity, dissolved oxygen (both % saturation and milligrams per litre), pH and temperature.

In November 2022, PBM continued with the water monitoring program on the Morrison project.

In 2024, PBM's consultant, Kent Zehr, investigated the presence of strategic minerals in the assays from the Morrison project and has indicated that some are present in the assay results.  The analysis showed the presence of 7 elements from the Critical Minerals list.  The metals that were present include Barium, Chromium, Gallium, Magnesium, Manganese, Molybdenum, Scandium and Vanadium.  Most of these elements show in ppm (parts per million) which is equal to one gram per tonne.  It must be recognized that the presence of an element in the assays is not an indication that it will be a commercially recoverable metal.  Metallurgical testing would be required to provide guidance on the value to the project.  This testing has not yet been done.

During July 2025, one of our consultants made a trip to the property to retrieve some drill core samples for analysis for critical minerals.  A small selection of core samples were retrieved and submitted to the lab for analysis.  Results of the analysis showed the presence of Scandium, Cobalt, Molybdenum, Chromium and Nickel as well as Copper and Silver.  As these samples were already analysed for Gold, it was not included in this round of analysis.  The results showed that further analysis is merited.

Those samples were also subsequently analysed for Neodymium (Nd) and Praseodymium (PR).  Neodymium is known for strong magnetic properties.  Praseodymium (PR) is a soft, silvery, malleable and ductile metal, valued for its magnetic, electrical, chemical and optical properties.

Results received from the analysis indicated the existence of 10 elements that are on the Critical Minerals List published by the Government of Canada.  The elements detected are Copper, Cobalt, Chromium, Gallium, Lithium, Manganese, Nickel, Scandium, Vanadium and Zinc.  Also present were Barium and 2 rare earth elements, Neodymium and Praseodymium.

The additional analysis was motivated by the potential for critical minerals to be discovered in the orebody.  At the time of the original studies required to determine the commercial potential of the Morrison project, those minerals were not considered commercial and therefore, were not assayed for at the time of collection.  The current prices for those minerals now warrant investigation of the potential benefit to the project.

In 2009, when the Feasibility Study was released, the determination of a commercially viable mine was based on a four year trailing average (as of January 12, 2009) of metal prices.  The spot metal prices have increased considerably.  The price of Copper quoted originally was US$2.75 per pound, and the spot price (on November 19, 2025) was US$5.02 per pound with an estimated 1.37 billion pounds indicated.  The price of Gold quoted originally was US$658.32 per troy ounce, and the spot price (on November 19, 2025) was US$4,086.89 per troy ounce with an estimated 658,090 troy ounces indicated.  The price of Molybdenum quoted originally was US$29.23 per pound, and the spot price (on November 19, 2025) was US$29.70 per pound with an estimated 10.047 million lbs indicated.

Silver was not included in the Feasibility Study calculations as it was not considered commercially recoverable at that time.  The spot price on December 31, 2008 was US$10.79 and on November 19, 2025, the spot price was US$51.30 per troy ounce.

The other elements detected are Barium, Cobalt, Chromium, Gallium, Lithium, Manganese, Neodymium, Nickel, Praseodymium, Scandium, Vanadium and Zinc.  Some of these have different prices depending on whether they are sold as carbonates, oxides or pure ore.  These elements have the potential to add value to the per tonne of ore mined, but PBM cannot yet determine which of the listed elements will add value until metallurgical testing has been done.

Environmental Assessment

Many of the reports and correspondence mentioned in this section, can be found at:

https://projects.eao.gov.bc.ca/p/588510b4aaecd9001b81467b/project-details.

PBM commenced baseline data collection to support the information requirements for the EA in 2002 and in October, PBM outlined project plans and development schedule to BC Energy, Mines and Petroleum Resources, BC Environmental Assessment Office ("BCEAO"), BC Ministry of Environment, BC Ministry of Forests, Canadian Environmental Assessment Agency, Lake Babine Nation and the Village of Granisle.

On September 30, 2003, PBM entered the Pre-Application stage of EA.

During the second half of 2004, work at the property site was primarily composed of environmental studies, including surface water quality sampling and flow rate monitoring, fish habitat studies, acid-rock drainage potential, and wildlife impact studies.

In 2005, Environmental baseline studies continued for Surface Water Hydrology, Groundwater Hydrology, Wildlife and Wildlife Habitat, Fisheries and Aquatic Habitat, Trace Metals in Vegetation and Acid Rock Drainage studies.  Digital water pressure monitors were installed in three drill holes for modeling pit hydrogeology, and static groundwater monitoring in old drill holes is continuing in order to test for seasonal changes in water levels.  A Preliminary Hydrology Report was submitted which was also to be used for the planning and design of the mine infrastructure and facilities.

PBM submitted the draft Terms of Reference on October 14, 2005.

During 2006, PBM completed a waste management site alternative study and additional Environmental Baseline Studies.

Work on the environmental assessment ("EA") continued during 2007.  The EA will be used to apply for a mining permit for the construction, operation and maintenance, and decommissioning and reclamation of an open-pit mine on the property.

On January 18, 2008, a Section 11 Order under the BC Environmental Assessment Act was issued to PBM, which permitted PBM to conduct a formal environmental assessment in support of the Morrison Project application.

Updated Project Description was completed and submitted to BCEAO in September 2008.

In November 2008, PBM and the Lake Babine Nation (“LBN”) signed a Capacity Funding agreement for the LBN to participate in the Environmental Assessment and for community engagement. PBM provided the LBN with capacity funding to enable effective consultations in the EA process, as well as for developing a communications protocol.

On November 17, 2008, the revised draft Application Terms of Reference was sent out for public comment.

On May 21, 2009, the BCEAO issued the Final Terms of Reference for an EA Certificate application.

On July 14, 2009, pursuant to the Canadian Environmental Assessment Act, Fisheries and Oceans (DFO), Natural Resources (NRCan), Transport Canada (TC) issued a Notice of Commencement to conduct a comprehensive study.  The BCEAO and the Canadian Environmental Assessment Agency coordinated their respective review processes to ensure that joint steps were undertaken wherever that could appropriately be done consistent with the Canada-British Columbia Agreement for Environmental Assessment.  The Morrison Copper/Gold Project was accepted as an MPMO project by Major Project Management Office (MPMO) who oversee and track the federal review and Aboriginal engagement and consultation for major resource projects.

An Application for an EA Certificate was submitted to the BCEAO on September 28, 2009. The Application was evaluated to determine if the Application addressed all the items in the Application Terms of Reference.

On October 27, 2009, the BCEAO issued a letter to PBM accompanied by a list of deficiencies in the Application itemized in a Screening Evaluation Table which identified information or clarification requests to be addressed by PBM for the Application to progress to the Review stage.

Starting in January 2010, PBM conducted additional drilling to further characterize pit walls, and collected additional water quality samples and measured water flow and in situ properties of various streams and Morrison Lake.  PBM collected visual estimates of flow in some streams.  On June 28th, the Application (Addendum) was accepted for review.  On July 22nd, the public and working group comment period started and lasted until October 24th.  In September and October 2010, field work continued:  sampling ARD cubes and barrels, checking meteorological station & downloading data; Water Quality sampling (Morrison Lake, Booker Lake and other streams); Nakinilerak Lake sampling; investigation regarding Harmful Alteration, Disruption or Destruction of fish habitat and a Fish Habitat Compensation Plan.

In 2011, Field work for baseline Water Quality sampling of Nakinilerak and Morrison lakes and project streams continued.  PBM received a report from LBN on Salmon Spawning.  Scoping of moose & mule deer survey was completed.  In September 2011, a field program was conducted to obtain additional baseline fisheries, benthics, zooplankton and phytoplankton, water quality, hydrology, groundwater, and meteorology data from Morrison Lake, Nakinilerak Lake, streams and rivers.  Revisions to the application continued, including a commitment on lining the Tailings Storage Facility with an engineered soil barrier and/or geo-membrane to limit seepage into the receiving streams and Morrison lakebed to meet water quality objectives.

On March 16, 2011, an Order under Section 13 amending the Section 11 Order issued in 2008 added the Gitxsan Chiefs Office and the Gitanyow Hereditary Chiefs’ Office to the section that details the First Nations to be given consideration of potential adverse effects on Aboriginal interests.

In July 2011, the review resumed again.  On September 6th, EAO issued the draft Assessment Report for comments.  BCEAO requested a 3rd Party Review on Hydrogeology and Water Quality.

On August 21, 2012, BCEAO completed Application Review Stage and referral documents were submitted for decision.  PBM received the final Certified Project Description and the Table of Conditions that had been submitted to the ministers, and on August 29th, PBM received a copy of the (unsigned) Environmental Assessment Certificate #M12-01.  On October 1st, Ministers Lake and Coleman refused to grant the EAC.

Environmental Assessment Decision Challenged & Reconsideration Process

Following the refusal to grant an EAC for the project, the Company challenged that decision in the BC Supreme Court.  The December 9, 2013 decision was that the rejection failed to comport with the requirements of procedural fairness and that PBM should not have been prevented from learning at least the substance of the recommendations.  The decision stipulated that PBM and the interveners (the First Nations from the Section 11 orders) would be entitled to be provided with the Executive Director’s recommendations to the Ministers, and would be entitled to provide a written response.

In January 2014, PBM was advised of the EAO key concerns.  In March, KCB’s letter and technical response was submitted.  The members of the Working Group submitted their responses to the report.  At the end of April, PBM was given until May 23rd to respond.  PBM submitted a report, prepared by KCB, in response to the new items raised by the Working Group.  On July 4th, the application was referred to the Ministers of Environment and of Energy and Mines for reconsideration.  On August 18th, the Minister of Environment suspended the environmental assessment pending the outcome of the Independent Expert Engineering Investigation and Review Panel of the tailings dam breach at the Mt. Polley mine.

The Independent Review Panel Report was released on January 30, 2015.  Between February and May, PBM submitted a report, prepared by KCB, providing information on the potential implications of the recommendations of the Report when applied to the Morrison project.  The Lake Babine Nation, the Gitxsan Treaty Society and the Gitanyow Hereditary Chiefs submitted responses.  PBM submitted a letter, prepared by Harvey McLeod, KCB, in response to the points raised in the First Nations comments.  In June, the Minister of Environment lifted the suspension of the assessment process.  In July, the Ministers of Environment and Energy and Mines made the decision that the Morrison Project undergo further assessment.

Further Assessment Phase

Between July and December of 2015, PBM attempted to determine the specifics of the further assessment requirements and submitted a document, prepared by Harvey McLeod, KCB, in response to the further assessment decision.

Starting in February 2019 and continuing until December, PBM attempted to and prepared 3 Draft SAIR (Supplemental Application Information Requirements) for review.  The BCEAO indicated that the content of the drafts did not contain the information requirements as set out in the Ministers' Order.

The Impact Assessment Act came into effect on August 28, 2019 which caused the Canadian Environmental Assessment Act (CEAA 1992) assessment of the Project to be terminated.

In March and June 2020, Dr. Andrew Weaver, MLA directed questions during Question Period in the Legislative Assembly of BC, to Minister Bruce Ralston (Energy, Mines and Petroleum Resources) and to Environment Minister Heyman asking about the regulatory inconsistencies facing the Morrison mine project.

On June 23rd, Dr. Weaver posted an article on his blog called "Pacific Booker Minerals and their quest to develop Morrison Mine near Smithers" (written by Noah Conrad).  The article includes the following statements:  "In 2002, Pacific Booker Minerals began the formal environmental assessment process required to obtain ministerial certification for Morrison Mine, their proposed copper and gold mine near Smithers, BC.  A decade later, after $10 million worth of consultations, meetings, and assessments, the company decided to proceed to the next stage of the certification process in which the Environmental Assessment Office submits a formal environmental assessment report to the relevant ministers via the executive director.  At the time of submission, all indications were that the mine would receive approval.  EAO assessment reports had given the project a clean assessment and the company had proposed to undertake measures unprecedented in the copper mining industry to address the project’s environmental risks."

Starting in February 2021, BCEAO stated that they had considered how best to address the lack of progress being made on the further assessment for the Morrison project and was seeking affected parties' views on potential options including 1) Amending the Order to add defined timelines to complete key milestones in the further assessment process or  2) Rescinding the Order entirely and proceed to a decision by Ministers on Morrison with the information available.  PBM responded and stated our preference for Option 2.  The letters from the First Nations were also submitted to the BCEAO.

Between March and November, BCEAO developed an information package to go to Ministers with the two options suggested and the responses from the parties they had received.  In November, the materials were sent to the Ministers.

In December 2021, the Ministers decided to rescind the Section 17(3)(c)(iii) Order (Further Assessment) issued in July 2015 under the Environmental Assessment Act (2002) and the BCEAO referred the unmodified 2015 decision materials to the Ministers for a decision.

On February 7, 2022, the decision by the Minister of Environment and Climate Change Strategy, and the Minister of Energy, Mines and Low Carbon Innovation was posted on the EPIC site stating that an EAC will not be issued for the Morrison Project.

Recent efforts to advance the project

The letter (received with the February 7th decision) from the Ministers advised PBM that the Environmental Assessment Act allows PBM to submit another proposal based on a new project design.

In March 2022, following the February decision, PBM's independent consultant contacted the Lake Babine Nation ("LBN") legal counsel by email requesting an opportunity to discuss the matter.  No response was received to the request.

In June 2022, letters were written, addressed to both government ministers and the local indigenous administration, with a view to determine what additions or amendments to the proposed project would be necessary for its approval.

In July 2022, PBM's legal counsel sent a letter to the LBN legal counsel (as required by the LBN) outlining some ideas including re-design of the project site; enhancement and protection of the salmon and their waterways; and benefits of an economic and related nature.  PBM stated being open to discussion of any additional items that are a concern for the LBN.  The only response received was from the legal counsel, giving reasons for the delay in response from the Chief and Counsel until in November, when LBN Chief Murphy Abraham responded to PBM's letter.  His response was that they were strongly opposed to any open pit mine beside Morrison Lake as they believe that the project is not sustainable and would destroy an environmentally and culturally sensitive part of their Territory.  PBM replied stating that with the new ideas implemented, Morrison project could be completed to the benefit of the LBN and respectfully requested the opportunity to present the key new directions for the Morrison Project to the stakeholders.  No response was received.

In June 2022, PBM's independent consultant, Kent Zehr completed a "cold eyes review" of the project (as designed in 2012) and has identified certain items that could be improved to protect the environment and improve the project.  He stated in a report to Management that "given that the feasibility study project design had previously been judged acceptable by the EAO and given that no material exceptions were expressed in the (February 7) rejection in 2022, it became apparent that other issues may have been at play."  He also stated "that on its first proposed day of production the Morrison Mine can be one of the most modern mines, with respect to at least its equipment, in northern BC."

He was also of the professional opinion that the concerns expressed by the LBN were valid and could have been addressed better and more completely than they were during the original application process.  He outlined his ideas for a re-design of the project site; enhancement and protection of the salmon and their waterways; and benefits of an economic and related nature for the local communities.

He noted that the time required for all the needed permits would be ideal to explore and agree on the full range of opportunities that can be derived from the development.

In July 2022, Kent Zehr sent a letter by email to the Ministers of Environment and Climate Change Strategy; Energy, Mines and Carbon Innovation; and Land, Water and Resource Stewardship and Minister Responsible for Fisheries outlining the proposed ideas.  He was informed by the BCEAO that PBM cannot make any progress towards EAO approval unless the project is supported by the LBN.

While considering how to go forward to a successful EAO application, PBM came to the conclusion that only an unimpeachable, unbiased, fact-based, treatment of all the potential water-related issues, including the salmon population, could succeed.  Kent Zehr proposed the formation of an independent steering committee, consisting of knowledgeable people, including local indigenous representatives, supported by but independent of the Company, and having the sole objective of using science to provide clear direction to PBM in the management of this critical area.  In November 2022, PBM announced that Dr. Andrew Weaver had agreed to provide advice and guidance services in his areas of knowledge, on a consulting basis in regards to the Morrison mine project.

In March 2023, PBM sent another letter to the LBN Chief Abraham by email asking that they allow us to update the Chief with respect to the project.  In May, by letter, Chief Murphy Abraham repeated his statement that a mine beside Morrison Lake would destroy a culturally and environmentally sensitive part of their territory.  In June, PBM responded by reminding the Chief that the water and salmon received considerable attention during the environmental assessment, and the opinion of those scientific professionals did not support his statement.  PBM acknowledged that there had been misunderstandings on both sides in the past but there could be an opportunity to start fresh on a new working relationship with the restart of the EA process.  There was no response.

In August 2023, PBM wrote again to the LBN Chief and respectfully requested an in person opportunity to hear the LBN concerns and to present the new ideas for improvement, acknowledging that the concerns of the LBN were not addressed as clearly as was needed for the LBN to understand that PBM does not wish to harm the territory or leave a lasting environmental hazard.  PBM also stated the belief that meeting the highly respected and knowledgeable individuals assisting PBM, and engaging with them openly, would provide an opportunity to improve understanding on both sides.  Also that PBM believes that constructing and operating a mine at Morrison Lake provides very significant opportunities for financial security for many of the LBN people.  There was no response.

In November 2023, PBM sent another letter to Chief Abraham.  This letter stated that science clearly indicated there will be no lasting harm to the environment or to the salmon with the development of a mine at Morrison Lake, and that PBM believes all of the concerns expressed by the LBN can be easily accommodated in a new mine design.  PBM indicated that it will propose a method, that will allow the LBN unprecedented oversight and control of key aspects of the mining operation, with the intent that it be written into legal standing in the necessary permits to build and operate the mine.  There was no response.

In July 2023, an open letter was placed in the Burns Lake (on July 19th) and Smithers (on July 20th) news papers.  The open letter provided some history of Morrison project, outlined some of the ideas that PBM has requested discussion of and stated that PBM is open to discussion of any additional items that are a concern for the LBN.  PBM also provided the Company's point of view on the events that are behind the LBN statement that they "cannot trust a company that has litigated against us and that fought our application to participate in its judicial review about a project in the core of our Territory."  In September, another open letter was placed in the Burns Lake and Houston (on Sept 13th) and Smithers (on Sept 14th) news papers.  This open letter provided information on the opportunities available to the local people if the Morrison project was allowed to proceed.  It also states that the willing cooperation of the LBN is needed to begin the process of bringing the Morrison project to production.  A copy of the open letters are posted on the PBM website on the Property tab.

In 2024, PBM continued to focus on ways to secure a meeting, to lead to an agreement with the Lake Babine Nation ("LBN") to officially support the Morrison Project’s development.

In March 2024, PBM sent another letter to the LBN Chief Abraham, expressing our appreciation for opening a direct line of communication to him.  PBM restated our willingness to work to ensure our Morrison Project does no lasting harm to the land, the water, or the fish and our willingness to modify the mine site design to accommodate most, if not all, of the LBN concerns.  The letter also repeated the plan to introduce innovative approaches to management of all environmental areas that would ensure the involvement of the LBN and give them a direct voice and control over the outcomes of all environmental management activities.  The letter also repeated the commitment to ensuring employment opportunities are available to the LBN people on a priority basis and stated that these offers have been made in the spirit of cooperation and respect for the values the LBN hold.  In closing, PBM repeated that the Company is also obligated to serve the interests of the shareholders, who have been very patient, after spending millions of dollars in advancing the Morrison Project.  PBM asked the LBN Chief to finally agree to meet with, and to assist PBM, to move the Morrison Project forward with LBN active cooperation so that all may benefit, together, from this significant opportunity.  There was no response.

In May 2024, PBM announced that it would seek legal avenues to address the lack of co-operation from the LBN which has left with no other options but legal.  The BC Environmental Assessment Office has informed PBM that a new application would not be considered unless the LBN actively support the process.  The LBN had ignored or dismissed out of hand all requests to meet to resolve the disconnect between the LBN and PBM.  PBM later decided to postpone any additional steps in this regard as unofficial communications via go-betweens began.

In June, an individual (not connected to the LBN) requested a meeting with PBM and advised PBM that there was a "path forward" with the LBN.  At about the same time, another individual made arrangements for a Zoom meeting between PBM and the LBN CEO.  That meeting went well and a follow up meeting was discussed.  The follow up meeting with the LBN CEO did not take place and is not expected to, as that individual is no longer employed by the LBN.

Unofficial communications via go-betweens continued but no indication of a date for the follow up meeting had been confirmed between PBM and the recently elected LBN Chief Adam and by the end of 2024, no meeting had taken place.

In January 2025, PBM had a visit by a member of the Yekooche Nation.  While he was in the office, he requested copies of agreements/correspondence between PBM and the Yekooche Nation, that related to the Morrison project.  The requested copies were forwarded by email.  Also in January, PBM met twice with a representative for the Lake Babine Nation.  These meetings were very friendly and informative.

Communications with the LBN continued.

In early March 2025, PBM’s CEO met with the LBN Chief in Vancouver for a breakfast meeting.  Further meetings were discussed.

In April 2025, PBM was able to provide some information to the individual that is working for the Chief on Economic Development improvements for the LBN.

During this period, the LBN were being advised before work started and received reports of the trips made.

In November 2025, PBM's consultant was able to make a trip to the property to check on the status of monitoring stations on the site and to scout for locations to add stations.  Another trip was made early in December and further trips were contemplated.

In January 2026, PBM's consultant was able to make another trip to the property and continued to be able to communicate with LBN individuals.  Management also had periodic reports, but no meetings or further communications were arranged.  At the end of January, Management had a meeting with the same individual.  At that meeting, discussions seemed to indicate that there was a path forward for PBM and the Morrison project and included discussions of future contact, but nothing definite came out of it.